Exhibit 99.1

Zymeworks to Present at Barclays 2018 Global Healthcare Conference

Vancouver, Canada (March 7, 2018) – Zymeworks Inc. (NYSE/TSX: ZYME), a clinical‑stage biopharmaceutical company developing multifunctional biotherapeutics, today announced that management will present at the upcoming Barclays Global Healthcare Conference taking place March 13-15, 2018 in Miami Beach, Florida.

The company’s presentation will be March 13, 2018 at 10:45 a.m. Eastern Time.  Interested parties can access a live webcast of the presentation via a link from Zymeworks’ website which will also host a recorded replay available afterwards.

About Zymeworks Inc.

Zymeworks is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation multifunctional biotherapeutics. Zymeworks’ suite of complementary therapeutic platforms and its fully integrated drug development engine provide the flexibility and compatibility to precisely engineer and develop highly differentiated product candidates. Zymeworks’ lead product candidate, ZW25, is a novel bispecific antibody currently being evaluated in an adaptive Phase 1 clinical trial.  Zymeworks is also advancing a deep pipeline of preclinical product candidates and discovery-stage programs in immuno-oncology and other therapeutic areas. In addition to Zymeworks’ wholly owned pipeline, its therapeutic platforms have been further leveraged through multiple strategic partnerships with global biopharmaceutical companies.

Contacts:

Zymeworks Inc.
Investor Inquiries:
Ryan Dercho, Ph.D.
(604) 678-1388
ir@zymeworks.com

Media Inquiries:
Angela Bitting
(925) 202-6211
a.bitting@comcast.net